Exhibit 12

Wyeth

Computation of Ratio of Earnings to Fixed Charges

(In thousands except ratio amounts)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings (Loss):

Income (loss) from continuing operations before income taxes	$6,456,682	$5,429,904	$4,780,589	($129,847)	$2,361,612

Add:
Fixed charges	754,290	625,513	461,431	360,805	346,564
Minority interests	23,277	29,769	26,492	27,867	32,352
Amortization of capitalized interest	24,240	22,465	21,356	9,350	8,772

Less:
Equity income (loss)	130	(317)	(104)	(524)	(468)
Capitalized interest	79,600	71,400	46,450	86,750	115,800
Total earnings as defined	$7,178,759	$6,036,568	$5,243,522	$181,949	$2,633,968

Fixed Charges:
Interest and amortization of debt expense	$616,983	$498,847	$356,834	$221,598	$182,503
Capitalized interest	79,600	71,400	46,450	86,750	115,800
Interest factor of rental expense (1)	57,707	55,266	58,147	52,457	48,261
Total fixed charges as defined	$754,290	$625,513	$461,431	$360,805	$346,564

Ratio of earnings to fixed charges	9.5	9.7	11.4	0.5	7.6

(1)	A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.